April 22, 2010

Alison White
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN: Document Control - EDGAR

          RE:  Seligman Portfolios, Inc.
                  Seligman Capital Portfolio
                  Seligman Common Stock Portfolio
                  Seligman Communications and Information Portfolio Seligman Global Technology Portfolio
                  Seligman International Growth Portfolio
                  Seligman Investment Grade Fixed Income Portfolio Seligman Large-Cap Value Portfolio
                  Seligman Smaller-Cap Value Portfolio

               Post-Effective Amendment No. 44
               File No. 033-15253 / 811-05221

Dear Ms. White:

This letter responds to your additional comments received on April 22, 2010 with respect to the registration statement for Seligman Portfolios, Inc. (the Registrant), filed March 1, 2010 on behalf of the above named funds (the Funds) on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933 (the "filing").

COMMENT 1. In the preamble to the expense example, please remove the statement that the example includes contractual commitments to waive fees and reimburse expenses expiring as indicated.

     RESPONSE:  This response supersedes the previous response to this comment in our letter dated April 16, 2010.

                The statement will be deleted.

COMMENT 2. For the Lipper indexes which contain the parenthetical "(reflects no deduction for fees)", explain the fees that are not reflected.

     RESPONSE:  This response supersedes the previous response to this comment in our letter dated April 16, 2010.

                The disclosure will be revised to omit that the Lipper index reflects no deduction for fees. Consistent with our response to Comment 4 in our letter dated April 16, 2010, the parenthetical for the Lipper indexes will now read as follows "(reflects no deduction for taxes)".

COMMENT 3. Please include representation acknowledging that the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     RESPONSE:  The Registrant agrees to make such representations.

Staff had no additional comments.

     In connection with the filing listed above, the Registrant hereby acknowledges the following:

          The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,


/s/ Joseph L. D'Alessandro
------------------------------------
Joseph L. D'Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.